Exhibit 99.1

Foresight: Eye-Net Successfully Showcases its Advanced
Solution to Leading OEMs and Tier One Suppliers in Japan

The Eye-Net Protect™ solution was demonstrated to 20 automotive-related companies in the greater Tokyo area

Ness Ziona, Israel – November 22, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), successfully completed a technological roadshow of the Eye-Net Protect™ solution in Japan. Earlier this month, Eye-Net demonstrated the technology for 20 automotive-related companies, including five leading Japanese vehicle manufacturers (OEMs), Tier One and Tier Two suppliers, as well as 11 dashboard cameras (dashcam) companies.

Eye-Net’s successful demonstrations generated significant interest among several world-leading OEMs and manufacturers of complementary equipment to the automotive industry (including infotainment systems and dashcams) who expressed interest in pursuing further technological evaluation.

Eye-Net’s technological demonstrations to potential customers serve to showcase the Company’s latest developments and the potential of its Eye-Net Protect family of products to enhance road safety and tackle “beyond-line-of-sight” scenarios which are not covered by any existing advanced driver assistant systems (ADAS).

Eye-Net Mobile is an innovative technology company providing solutions to enhance road safety and situational awareness for all road users. Eye-Net protects road users from potential collisions by delivering accurate, real-time collision alerts.

Eye-Net’s unique cellular-based vehicle-to-everything (V2X) collision prediction and prevention software platform incorporates AI-powered algorithms that enhance road safety by providing alerts directly to smartphones, infotainment systems, head up displays (HUD), and dashcams.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the pursuit of further technological evaluation with OEMs and manufacturers of complementary equipment to the automotive industry, the potential of its Eye-Net Protect family of products to enhance road safety and tackle “beyond-line of sight” scenarios which are not covered by any existing ADAS, the development of its products and solutions, and the ability of its solutions to be applied to different markets. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654